SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                      (Amendment No. 13)*

                        MascoTech, Inc.
                       (Name of Issuer)

            Common Stock, par value $1.00 per share
                (Title of Class of Securities)

                          574670 10 5
                        (CUSIP Number)

 Richard A. Manoogian, 21001 Van Born Road, Taylor, MI  48180
                        (313) 274-7400
  (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices
                      and Communications)

                       February 11, 1997

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission . See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Cover Page Continued on following page)

1) Name(s) of Reporting Person(s) and S.S. or I.R.S. Identification Nos. of above Persons
     Richard A. Manoogian
     ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions) PF and OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [ __________ ]

6)   Citizenship or Place of Organization
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

          7)   Sole Voting Power - 4,203,076

          8)   Shared Voting Power - 1,676,760

          9)   Sole Dispositive Power - 3,993,586

          10)  Shared Dispositive Power - 1,676,760

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,336,029

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11) 14.0*

14)  Type of Reporting Person (See Instructions)
     IN




* For purposes of calculating this percentage, shares outstanding include shares deemed beneficially owned by virtue of holding a current right to acquire shares, shares underlying convertible securities and options which are currently exercisable or which become exercisable within sixty days.

The information contained in this Amendment No. 13 supplements and amends the information contained in the following Items of the Schedule 13D filed by Richard A. Manoogian relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware corporation (the "Issuer"), as heretofore amended.

Item 5.  Interest in Securities of Issuer.

     (a) After giving effect to transactions since the date of the previous amendment to this Schedule 13D, as of August 25, 1999, the reporting person beneficially owned 6,336,029 shares of Common Stock, of which (i) 3,993,586 shares were owned directly, (ii) 209,490 shares had been granted under the restricted stock incentive plans of the Issuer and are still subject to certain restrictions on disposition as provided in such plans, (iii) 122,000 shares could be acquired upon the exercise of options granted under the Issuer's stock option plan to the extent such options are exercisable on or before October 24, 1999, (iv) 661,260 shares were owned by the Alex and Marie Manoogian Foundation, a charitable foundation of which the reporting person is a director, (v) 224,516 shares could be acquired by the Alex and Marie Manoogian Foundation upon the conversion of convertible securities of the Issuer held by such Foundation, (vi) 995,500 shares were owned by the Richard and Jane Manoogian Foundation, a charitable foundation of which the reporting person is a director, (vii) 109,677 shares could be acquired by the Richard and Jane Manoogian Foundation, a charitable foundation of which the reporting person is a director, upon conversion of convertible securities of the Issuer held by such Foundation, and (viii) 20,000 shares were owned by the Armenian Apostolic Society. To the best of his knowledge and based on the number of shares of Common Stock believed to be outstanding as of August 25, 1999, the reporting person would be deemed to be the beneficial owner of 14.0 percent of the shares of Common Stock. For purposes of calculating this percentage, shares outstanding include shares deemed beneficially owned by virtue of holding a current right to acquire shares, shares underlying convertible securities and options which are currently exercisable or which become exercisable within sixty days.

     (b) The reporting person has the sole power to vote all of the shares described in clauses (i) and (ii) of Item 5(a) above, and the sole power to dispose of the shares described in clause (i) of Item 5(a) above. The reporting person would have the sole power to vote and to dispose of the shares described in clause (iii) of Item 5(a) above upon their acquisition. The reporting person shares with the other directors voting and investment power with respect to the 1,656,760 shares owned by the Foundations described in clause (iv) and (vi) of Item 5(a) above. The reporting person would also share with the other directors voting and investment power with respect to the shares described in clauses (v) and (vii) of Item 5(a) above upon their acquisition. The reporting person, Christine Simone, Louise M. Simone and Eugene A. Gargaro, Jr., are the directors of the Alex and Marie Manoogian Foundation, and the reporting person, Eugene A. Gargaro, Jr. and Jane Manoogian are the directors of the Richard and Jane Manoogian Foundation, and all of the directors have a business address of 21001 Van Born Road, Taylor, Michigan 48180. To the knowledge of the undersigned, none of the directors of the Foundations has been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. They are all citizens of the United States of America. The reporting person shares with the thirty-four
(34) other Trustees voting and investment power with respect to the 20,000 shares owned by the Society described in clause
(viii) of Item 5(a) above. With respect to the other Trustees of the Society, the reporting person has not inquired with respect to their involvement in any proceedings or their addresses or citizenship.

     (c) During the sixty day period ended August 25, 1999 no transactions in the Common Stock occurred, other than the lapse of restrictions on July 1, 1999 with respect to four thousand, five hundred (4,500) previously restricted shares (See Item
6).

     The reporting person disclaims any beneficial ownership or interest whatsoever in the shares of the Common Stock or other securities of the Issuer owned by the Foundations and Society, and the filing of this Amendment No. 13 to Schedule 13D shall not be construed as an admission that he is the beneficial owner of such shares or other securities. Shares of Common Stock owned by Masco Corporation, of which the reporting person is Chairman of the Board and Chief Executive Officer, are separately reported by Masco Corporation.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Pursuant to the Issuer's 1984 Stock Option Plan and 1991 Long Term Stock Incentive Plan, the reporting person holds currently exercisable options and options which become exercisable on or before October 24, 1999 to acquire an aggregate of 122,000 shares of Common Stock. The option price is equal to the fair market value of the shares of Common Stock on the date of the grant and each option is exercisable cumulatively in installments over a period of ten years and one day.

     In addition to the above described options, the reporting person also holds awards of restricted shares of Common Stock pursuant to the Issuer's 1984 Restricted Stock Incentive Plan and its 1991 Long Term Stock Incentive Plan. Shares awarded pursuant to these Plans are restricted and held by the Issuer. Awards to the reporting person generally vest over a period of ten years contingent upon continued employment and automatically vest upon death or permanent and total disability or the occurrence of certain events constituting a change in control of Masco Corporation or the Issuer. The career restricted award of 35,000 shares made in 1998 is scheduled to vest one-third each year following retirement on or after age 65 (assuming continuous employment from the date of grant to the date of retirement) but the vesting schedule may be accelerated based on attainment of target share prices or target earnings per share amounts. Until the shares vest, the reporting person may not transfer ownership of such shares but has the right to vote them. As of August 25, 1999, 209,490 shares of Common Stock awarded to the reporting person under these Plans remained subject to the restrictions described herein.

Item 7.  Material to be Filed as Exhibits.

         *Exhibit 99.a  Option Award Letter dated November 11, 1996 from MascoTech, Inc. to Richard A. Manoogian, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

         *Exhibit 99.b  Stock Award Letters to Richard A. Manoogian
                        from MascoTech, Inc. dated March 18, 1994,
                        February 24, 1995 and November 11, 1996, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

          Exhibit 99.c  Restricted Stock Award Agreement between
                        Richard A. Manoogian and MascoTech, Inc., dated April 21, 1997, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

          Exhibit 99.d Restricted Stock Award Agreements between Richard A. Manoogian and MascoTech, Inc., each dated April 2, 1998, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan.

          Exhibit 99.e  Career Restricted Stock Award Agreement
                        between Richard A. Manoogian and MascoTech,
                        Inc., dated June 19, 1998, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock
                        Incentive Plan.

          Exhibit 99.f  Restricted Stock Award Agreement between
                        Richard A. Manoogian and MascoTech, Inc., dated April 19, 1999, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan.

          Exhibit 99.g  Restricted Stock Award Agreement between
                        Richard A. Manoogian and MascoTech, Inc., dated April 23, 1999, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan.

         *Exhibit 99.h  MascoTech, Inc. 1991 Long Term Stock
                        Incentive Plan (Restated as of July 15, 1998). Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

*Previously filed

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 25, 1999


/s/ RICHARD A. MANOOGIAN
Richard Manoogian

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